August 31, 2018

Robb Knie
Chief Executive Officer
Hoth Therapeutics, Inc.
1 Rockefeller Plaza, Suite 1039
New York, NY 10020

       Re: Hoth Therapeutics, Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted August 14, 2018
           CIK No. 0001711786

Dear Mr. Knie:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Amendment No. 1

Prospectus Summary
Overview, page 6

1. We note your response to prior comment 2 and reissue in part. Please clarify where in the
       FDA application or approval process you currently are, such as whether you have submitted a New Drug Application as of yet. If you have not yet commenced Phase 2 trials, revise the disclosure briefly to state the steps necessary before such trials begin.
 Robb Knie
Hoth Therapeutics, Inc.
August 31, 2018
Page 2
Business, page 54

2. We note your response to prior comment 12, and we re-issue the comment. Please provide your response to this prior comment in your letter to us, with references to applicable page numbers for the disclosure in your amendment.

Manufacturing and Supply, page 63

3. We note your response to prior comment 16. Please revise your disclosure to clarify that you do not have a signed agreement with Particle Sciences, if applicable.
       You may contact Effie Simpson at 202-551-3267 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameRobb Knie                                    Sincerely,
Comapany NameHoth Therapeutics, Inc.
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Corporation Finance
August 31, 2018 Page 2                                         Office of
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FirstName LastName